UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mexico City - América Móvil, S.A.B. de C.V. (‘‘América Móvil’’) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the fourth quarter of 2023.

•

We added 3.9 million wireless subscribers in the quarter, including 2.7 million postpaid clients. Brazil contributed with 1.8 million new contract clients, while 329 thousand came from Austria, 124 thousand from Argentina and 109 thousand from Mexico. Our postpaid base was up 7.0% year-on-year to 122 million subscribers.

•	On the prepaid segment we added 1.3 million clients, with Colombia gaining 456 thousand, Mexico 308 thousand, Argentina 278 thousand and Central America 269 thousand.

•

On the fixed-line platform we obtained 386 thousand broadband accesses. Mexico was the leader by adding 165 thousand accesses followed by Brazil with 61 thousand, bringing the total to 32 million accesses, 4.1% more than a year before.

For comparison purposes all the figures below exclude Argentina

•

Fourth quarter revenue was down 2.5% year-on-year to 204.4 billion Mexican pesos, with service revenue nearly flat, -0.1% on account of the appreciation of the Mexican peso vs all other currencies in our region of operations. At constant exchange rates service revenue was up 3.7%.

•	Mobile service revenue was up 4.2% year-on-year with revenue growth remaining stable in Mexico at 4.5%, and accelerating in Central America from 9.5% the prior quarter to 10.7%.

•

Fixed-line service revenue increased 3.0% year-on-year. Revenue expanded at a faster pace in Mexico and Colombia at 5.9% each. Corporate networks expanded 8.1% from the year-earlier quarter, followed closely by broadband revenue that posted a 6.6% increase.

•

Fourth quarter EBITDA came in at 79.7 billion pesos, a 3.3% reduction in nominal peso terms. At constant exchange rates and adjusting for extraordinary items—more importantly the tower sales in Mexico and Peru in the fourth quarter of 2022—it rose 4.6%.

•

Our operating profit totaled 42.3 billion pesos in the quarter. After comprehensive financing costs of 5.3 billion pesos and 7.3 billion pesos in foreign exchange gains, it resulted in a net profit of 26.4 billion pesos.

•

Our cash flow figures include Argentina: Cash flow plus 21.1 billion pesos in net borrowings enabled us to cover capital expenditures in the amount of 156.3 billion pesos, shareholder distributions totaling 40.4 billion pesos and 11.8 billion pesos in labor obligations.

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América Móvil

Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
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Rates

Appendix

Glossary

We will host our conference call to discuss 4Q23 financial and operating results on February 14th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals (includes Argentina)

	4Q23	4Q22

Earnings per Share (Mex$)(1)	0.29	0.22

Earning per ADR (US$)(2)	0.33	0.22

EBITDA per Share (Mex$)(3)	1.25	1.33

EBITDA per ADR (US$)	1.42	1.35

Net Income (millions of Mex$)	18,062	13,710

Average Shares Outstanding (billion)	62.7	63.5

Shares Outstanding End of Period (billion)	62.5	63.3

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA/ Average Shares Outstanding

América Móvil’s Subsidiaries as of December 2023

Country	Brand	Main Activity	Equity

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

Argentina	Claro	wireless/wireline	100.0%

Austria	A1	wireless/wireline	58.4%

	EuroTeleSites	towers	57.0%

Brazil	Claro	wireless/wireline	99.6%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless/wireline	100.0%

Dominican Republic	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

Other Stakeholdings

Country	Brand	Main Activity	Equity

Chile	Claro/VTR	wireless/wireline	50.0%

NetherIands	KPN	wireless/wireline	14.6%

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Móvil
Consolidated

Mexico

Brazil

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Appendix

Glossary

Note

Upon the establishment of the joint venture with Liberty Latin America in October 2022, Claro Chile became a discontinued operation. The financial statements presented in this report account for those operations as discontinued operations.

The reported figures for Argentina corresponding to the fourth quarter of 2023 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

Increase in our Telekom Austria stake

As a result of a number of transactions we increased our stake in Telekom Austria AG to 58.4% as of December 31st, 2023. Telekom Austria has been a top performer within the telco sector in Europe.

Shareholder’s arrangement ClaroVTR

On December 26th, 2023 we formalized the agreement with Liberty Latin America pursuant to which the partners agreed the financing arrangements needed to carry the company forward. This calls for both parties to contribute matching amounts to ClaroVTR by July 31, 2024. In the event this is not the case the current 50:50 joint venture would cease to be so.

MxP 20Bn 10-year Sustainable Global Note

On February 1st, 2024 we issued a 10-year Sustainable Global MXN note in the amount of 20.0 billion Mexican pesos with a 10.3% coupon. This is the largest single-tranche issue for any Mexican corporate to date, with the order book having reached 26 billion pesos.

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América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

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America and
Caribbean

Austria

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European

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Appendix

Glossary

Access Lines

3.9M wireless net adds, 2.7M were postpaid clients

We added 3.9 million wireless subscribers in the fourth quarter of which 2.7 million were postpaid clients with our net additions for the year totaling 10.3 million. Brazil contributed with 1.8 million new contract clients, while 329 thousand came from Austria, 124 thousand from Argentina and 109 thousand from Mexico. The prepaid platform registered net additions of 1.3 million clients in the period, with Colombia gaining 456 thousand, Mexico 308 thousand, Argentina 278 thousand and Central America 269 thousand.

386k new broadband accesses

On the fixed-line segment we obtained 386 thousand broadband accesses. Mexico was the leader adding 165 thousand accesses, followed by Brazil with 61 thousand and Argentina with 51 thousand. Voice access lines and Pay TV units came down by 64 thousand and 68 thousand, respectively, in the quarter.

Postpaid base +7.0% YoY and fixed-broadband accesses +4.1% YoY

At the end of December we had 310 million wireless subscribers—of which 122 million were postpaid clients—and 74 million fixed-line RGUs. This figure includes 32 million broadband accesses, 13 million Pay TV clients and 29 million land-lines. Our postpaid base was the most dynamic one, increasing 7.0% year-on-year, followed by fixed-broadband accesses, up 4.1%. Prepaid subs rose 1.2% while Pay TV accesses fell 1.8% year-on-year.

Wireless subscribers as of December 2023

Total(1) (Thousands)

Country	Dec ’23	Sep ’23	Var. %	Dec ’22	Var. %

Argentina, Paraguay and Uruguay	28,043	27,614	1.6%	26,915	4.2%

Austria	10,234	9,917	3.2%	8,973	14.1%

Brazil	86,951	85,032	2.3%	83,260	4.4%

Central America	17,266	16,947	1.9%	16,673	3.6%

Caribbean	7,592	7,525	0.9%	7,345	3.4%

Colombia	39,240	38,701	1.4%	37,550	4.5%

Eastern Europe	15,011	15,215	-1.3%	14,924	0.6%

Ecuador	9,426	9,361	0.7%	9,028	4.4%

Mexico	83,834	83,417	0.5%	82,851	1.2%

Peru	12,510	12,447	0.5%	12,338	1.4%

Total Wireless Lines	310,106	306,176	1.3%	299,856	3.4%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

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Appendix

Glossary

Fixed-Line and Other Accesses (RGUs) as of December 2023

Total(1) (Thousands)

Country	Dec ’23	Sep ’23	Var. %	Dec ’22	Var. %

Argentina, Paraguay and Uruguay	3,549	3,417	3.9%	2,865	23.9%

Austria	2,847	2,872	-0.8%	2,946	-3.4%

Brazil	23,089	23,262	-0.7%	24,136	-4.3%

Central America	4,923	4,834	1.9%	4,624	6.5%

Caribbean	2,787	2,768	0.7%	2,774	0.5%

Colombia	9,440	9,413	0.3%	9,248	2.1%

Eastern Europe	3,423	3,378	1.3%	3,257	5.1%

Ecuador	560	555	0.8%	614	-8.9%

Mexico	21,171	20,999	0.8%	20,824	1.7%

Peru	1,913	1,951	-1.9%	1,994	-4.1%

Total RGUs	73,702	73,449	0.3%	73,283	0.6%

(1) Fixed Line, Broadband and Television (Cable & DTH).

Broadband accesses as of December 2023

Total(1) (Thousands)

Country	Dec ’23	Sep ’23	Var. %	Dec ’22	Var. %

Argentina, Paraguay and Uruguay	1,452	1,390	4.5%	1,147	26.6%

Austria	1,284	1,288	-0.3%	1,310	-2.0%

Brazil	9,991	9,930	0.6%	9,775	2.2%

Central America	1,552	1,515	2.4%	1,432	8.4%

Caribbean	1,049	1,036	1.3%	1,020	2.8%

Colombia	3,372	3,360	0.4%	3,326	1.4%

Eastern Europe	1,450	1,425	1.7%	1,367	6.1%

Ecuador	323	313	3.1%	335	-3.4%

Mexico	10,489	10,324	1.6%	10,025	4.6%

Peru	996	992	0.4%	968	2.9%

Total Broadband Accesses	31,959	31,573	1.2%	30,706	4.1%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

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Consolidated

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Appendix

Glossary

América Móvil Consolidated Results

The fourth quarter of 2023 turned out to be an extremely volatile one, with interest rates surging in the first month of the quarter to record highs not seen in over 16 years. This was in continuing with the trend that began early in the third quarter as inflation pressures brought about new increases in reference rates by the Fed. The yield of ten-year Treasury notes, which had stood as low as 3.75% in mid-July, shot up to 5% in exactly three months. But then things turned: new inflation readings appeared to be softer and the Fed put out the message that no new action on reference rates was expected for at least the remainder of the year. A huge rally in interest rates followed, with the ten-year Treasury yield plummeting back to where it had been in mid-July.

With the extreme financial stress over, the dollar, which had been overbought throughout the period of stress, fell against most currencies in our region of operations: 7.4% vs. the Mexican peso, 6.3% vs. the Brazilian real, 12.1% vs. the Colombian peso, and 4.3% vs. the euro. A major exception was the Argentine peso, which had long been in a special situation of its own. As a new administration took over the Argentine government in December, a new economic framework calling for liberalization of economic policy brought about a major devaluation of the currency, with the peso losing nearly 60% of its value vis-á-vis the dollar in December alone.

Argentina has gone through a period of high inflation the last several years. Since 2019 it has been subject to the accounting guidelines applicable to hyper-inflationary countries, with all the accounting variables expressed in real terms at constant Argentine pesos. For consolidation purposes in our financial statements—with no other economy considered hyper inflationary—those Argentine figures expressed in constant Argentine peso terms at the prevailing prices at the end of the period must be converted into Mexican pesos at the exchange rate observed at the end of the period, per IFRS rules. Given the magnitude of the Argentine peso depreciation, the application of the above-mentioned norm generates unusual effects.

We have thus decided to present a version of our financial statements excluding Argentina for greater clarity. Since 2019 we had been excluding Argentina from the analysis of our revenue and EBITDA at constant exchange rates that was presented every quarter, but not from our consolidated financial statements. We will present separately our consolidated results including Argentina after the application of both IFRS 29 and the IFRS 21 norms. In the discussion that follows, all figures cited, whether in nominal terms or at constant exchange rates, will exclude Argentina.

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Consolidated

Mexico

Brazil

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America

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America and
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Appendix

Glossary

Our fourth quarter revenue was down 2.5% year-on-year to 204.4 billion Mexican pesos, with service revenue nearly flat, -0.1%, on account of the Mexican peso having increased in value vis-á-vis all other currencies in our region of operations save for the Colombian peso: 12% vs. the dollar; 5.7% vs. the real; 8.8% vs. the Peruvian sol and 1.8% vs. the euro. Under other income we registered a 67.4% reduction mostly having to do with the booking of certain extraordinary items in the fourth quarter of 2022, in particular the sale of towers by Telmex and Claro Peru and the release of certain provisions in Puerto Rico.

At constant exchange rates service revenue was up 3.7% with mobile service revenue growing 4.2% and that from the fixed-line platform expanding 3.0%. Mobile revenue decelerated from the 4.8% pace seen the prior quarter whereas fixed-line revenue accelerated from the 2.2% rhythm of the third quarter. This is the fourth quarter in a row with growth in both the fixed-line and mobile platforms. For the full year 2023 it was the first one in three years with positive growth in both platforms.

Mobile service revenue growth remained stable in Mexico at 4.5% whereas in Brazil it slowed down from the prior quarter to 7.1%. In Central America mobile service revenue growth accelerated to 10.7%.

On the fixed-line platform service revenue expanded at a faster pace in Mexico and Colombia, going from 3.6% to 5.9% in Mexico and from 1.0% to 5.9% in the latter. They maintained their pace in Brazil and decelerated somewhat in Austria and Central America. Revenue from corporate networks led the way on the fixed-line platform, expanding 8.1% from the year-earlier quarter, followed closely by broadband revenue that posted a 6.6% increase. PayTV revenue declined slightly, 1.1%, its smallest decline in over a year.

Corporate networks revenue growth was strongest in Eastern Europe, 30.2%; Colombia, 21.6%; Ecuador, 19.5%; and Mexico and Peru, with slightly more than 14% each. In Central America it accelerated to 6.6%, having posted every quarter over the last year faster growth rates than the preceding one.

Fourth quarter EBITDA came in at 79.7 billion pesos, a 3.3% reduction in nominal peso terms. At constant exchange rates and adjusting for the extraordinary items mentioned above—i) the tower sales in Mexico and Peru, ii) the release of provisions in Puerto Rico and Ecuador that took place in the fourth quarter of 2022 and 2023, iii) the settlement in the price of Oi in the current period, and iv) the reversal of duties booked in Austria—it rose 4.6%. Our operating profit stood at 42.3 billion pesos, a 6.2% decrease from the year-earlier quarter. At constant exchange rates and adjusting for the extraordinary items mentioned before, it was up 4.6%.

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Consolidated

Mexico

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Other
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Rates

Appendix

Glossary

Comprehensive financing costs of 5.3 billion pesos were 5.9% higher than those of a year before, with net interest costs increasing 8.2%. We obtained foreign exchange gains of 7.3 billion pesos mostly on account of the Mexican peso strengthening vis-à-vis the dollar.

We booked a 26.4 billion pesos net profit, 67.8% higher than the one obtained a year before. The net profit for the full year came in at 82.8 billion pesos, a 12.8% increase over that obtained in 2022.

When Argentina is included in our consolidated income statement the impact is as follows:

1) total revenue in the fourth quarter is reduced by 3.7 billion pesos, to 200.7 billion pesos, with net service revenue also reduced, by 2.9 billion pesos, as is EBITDA, by 1.4 billion pesos—with EBITDA adjusted down to 78.3 billion pesos. These changes have to do with the requirement under IAS21 to convert flows into the currency of the consolidating entity using the exchange rate at the end of the period, there having been a major devaluation of the Argentine peso towards the end of the fourth quarter, which significantly reduced the Mexican peso value of the Argentine revenue and EBITDA streams relative to what had been recorded prior to this depreciation. A detailed explanation is presented under appendix B.

2) Comprehensive financing costs go up by 10.3 billion pesos with the inclusion of Argentina, mostly reflecting foreign exchange losses of 8.1 billion pesos in the country arising from lease and supplier debt as well as intercompany obligations.

3) Our net profit including Argentina is consequently lower than without Argentina, declining from 26.4 billion pesos in the latter case to 18.1 billion pesos. This figure, our net income, is equivalent to 29 peso cents per share and 33 dollar cents per ADR.

Including Argentina, our net debt excluding leases stood at 385.4 billion pesos in December, with the outstanding net debt having increased by 3.9 billion pesos throughout the year. Cashflow-wise our net debt increased by 21.1 billion pesos throughout the year, helping cover—together with our operating cash flow—capital expenditures in the amount of 156.3 billion pesos, shareholder distributions totaling 40.4 billion pesos—including 14.3 billion in share buybacks—and 11.8 billion pesos in labor obligations.

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Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
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Rates

Appendix

Glossary

América Móvil’s Income Statement Proforma (excludes Argentina)(1) Millions of Mexican pesos

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Service Revenue	167,646	167,767	-0.1%	656,789	671,633	-2.2%

Equipment Revenue	34,204	33,975	0.7%	123,252	124,306	-0.8%

Other Revenue	2,565	7,864	-67.4%	17,074	14,177	20.4%

Total Revenue	204,416	209,606	-2.5%	797,115	810,116	-1.6%

Cost of Service	50,378	51,406	-2.0%	199,672	206,945	-3.5%

Cost of Equipment	30,315	30,931	-2.0%	109,813	110,571	-0.7%

Selling, General & Administrative Expenses	42,862	43,108	-0.6%	167,761	171,193	-2.0%

Others	1,182	1,743	-32.2%	6,967	5,040	38.2%

Total Costs and Expenses	124,736	127,188	-1.9%	484,213	493,750	-1.9%

EBITDA	79,680	82,418	-3.3%	312,902	316,367	-1.1%

% of Total Revenue	39.0%	39.3%		39.3%	39.1%

Adjusted EBITDA(2)	78,069	77,261	1.0%	305,693	311,210	-1.8%

% of Total Revenue	38.2%	37.8%		38.7%	38.7%

Depreciation & Amortization	37,377	37,301	0.2%	146,727	149,833	-2.1%

EBIT	42,303	45,116	-6.2%	166,175	166,534	-0.2%

% of Total Revenue	20.7%	21.5%		20.8%	20.6%

Net Interest Expenses	9,360	8,653	8.2%	35,274	36,851	-4.3%

Other Financial Expenses	3,221	-4,408	173.1%	36,886	30,402	21.3%

Foreign Exchange Loss	-7,270	769	n.m.	-38,081	-34,294	-11.0%

Comprehensive Financing Cost (Income)	5,311	5,014	5.9%	34,079	32,960	3.4%

Income & Deferred Taxes	7,868	12,080	-34.9%	39,304	46,330	-15.2%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	29,123	28,023	3.9%	92,791	87,244	6.4%

Equity Participation in Results of Affiliates	-1,641	-1,857	11.6%	-5,370	-1,809	-196.8%

Minority Interest	-1,061	-1,026	-3.4%	-4,663	-5,316	12.3%

Net Income from Continued Operations	26,421	25,139	5.1%	82,759	80,118	3.3%

Net Income from Discontinued Operations	-	-9,391	100.0%	-	-6,719	100.0%

Net Income	26,421	15,749	67.8%	82,759	73,399	12.8%

(1) Adjusted to reflect the deconsolidation of Claro Chile on account of the joint venture.

(2) Adjusted for extraordinary items, particularly the sale of towers in 2023 by Telmex, Claro Peru and Claro Dominicana; and in 2022 by Telmex and Claro Peru. The release of certain provisions in Puerto Rico in 4Q22 and 4Q23, and Ecuador in 4Q22. The settlement of the price of Oi in 4Q23.

n.m. Not meaningful.

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Consolidated

Mexico

Brazil

Colombia

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Central
America and
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Other
European

Currency
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Rates

Appendix

Glossary

América Móvil’s Income Statement Proforma (includes Argentina)(1) Millions of Mexican pesos

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Service Revenue	164,740	172,695	-4.6%	672,050	698,716	-3.8%

Equipment Revenue	33,417	35,381	-5.6%	126,859	131,516	-3.5%

Other Revenue	2,555	7,886	-67.6%	17,104	14,269	19.9%

Total Revenue	200,713	215,962	-7.1%	816,013	844,501	-3.4%

Cost of Service	49,469	53,107	-6.9%	204,613	215,510	-5.1%

Cost of Equipment	29,828	31,818	-6.3%	111,863	115,022	-2.7%

Selling, General & Administrative Expenses	41,959	44,431	-5.6%	173,001	179,454	-3.6%

Others	1,191	1,851	-35.7%	6,966	5,010	39.0%

Total Costs and Expenses	122,446	131,207	-6.7%	496,443	514,997	-3.6%

EBITDA	78,267	84,755	-7.7%	319,570	329,505	-3.0%

% of Total Revenue	39.0%	39.2%		39.2%	39.0%

Adjusted EBITDA(2)	76,656	79,598	-3.7%	312,361	324,348	-3.7%

% of Total Revenue	38.2%	37.8%		38.6%	38.7%

Depreciation & Amortization	36,459	40,069	-9.0%	151,786	158,634	-4.3%

EBIT	41,808	44,685	-6.4%	167,784	170,871	-1.8%

% of Total Revenue	20.8%	20.7%		20.6%	20.2%

Net Interest Expenses	9,267	8,607	7.7%	34,917	36,435	-4.2%

Other Financial Expenses	5,502	-4,585	220.0%	26,815	19,116	40.3%

Foreign Exchange Loss	840	4,279	-80.4%	-14,654	-20,762	29.4%

Comprehensive Financing Cost (Income)	15,609	8,301	88.0%	47,078	34,790	35.3%

Income & Deferred Taxes	5,431	10,387	-47.7%	34,544	46,044	-25.0%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	20,767	25,998	-20.1%	86,161	90,037	-4.3%

Equity Participation in Results of Affiliates	-1,640	-1,859	11.8%	-5,372	-1,811	-196.6%

Minority Interest	-1,065	-1,038	-2.6%	-4,679	-5,347	12.5%

Net Income from Continued Operations	18,062	23,100	-21.8%	76,111	82,878	-8.2%

Net Income from Discontinued Operations	-	-9,391	100.0%	-	-6,719	100.0%

Net Income	18,062	13,710	31.7%	76,111	76,159	-0.1%

(1) Adjusted to reflect the deconsolidation of Claro Chile on account of the joint venture.

(2) Adjusted for extraordinary items, particularly the sale of towers in 2023 by Telmex, Claro Peru and Claro Dominicana; and in 2022 by Telmex and Claro Peru. The release of certain provisions in Puerto Rico in 4Q22 and 4Q23, and Ecuador in 4Q22. The settlement of the price of Oi in 4Q23.

n.m. Not meaningful.

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América
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Appendix

Glossary

Balance Sheet - América Móvil Consolidated (includes Argentina)(1) Millions of Mexican Pesos

	Dec ’23	Dec ’22	Var.%		Dec ’23	Dec ’22	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	100,353	122,129	-17.8%	Short Term Debt	160,964	102,024	57.8%

Accounts Receivable	208,248	202,027	3.1%	Lease-Related Debt	24,375	32,902	-25.9%

Other Current Assets	12,294	12,853	-4.3%	Accounts Payable	153,328	165,342	-7.3%

Inventories	19,272	23,995	-19.7%	Other Current Liabilities	185,740	188,608	-1.5%

	340,167	361,004	-5.8%		524,407	488,877	7.3%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,233,364	1,317,191	-6.4%	Long Term Debt	339,713	408,565	-16.9%

-Depreciation	604,713	659,965	-8.4%	Lease-Related Debt	100,794	101,247	-0.4%

Plant & Equipment, net	628,651	657,226	-4.3%	Other Liabilities	177,569	181,581	-2.2%

Rights of Use	113,568	121,874	-6.8%		618,077	691,393	-10.6%

Investments in Affiliates and Other Investments	29,295	30,957	-5.4%

Deferred Assets

Goodwill (Net)	146,079	141,121	3.5%

Intangible Assets	121,499	128,893	-5.7%	Shareholder’s Equity	421,702	437,829	-3.7%

Deferred Assets	184,927	177,024	4.5%

Total Assets	1,564,186	1,618,099	-3.3%	Total Liabilities and Equity	1,564,186	1,618,099	-3.3%

(1) Includes current portion of Long Term Debt.

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Glossary

Mexico

165k broadband net adds and 109k postpaid net gains

We added 417 thousand mobile subscribers in the fourth quarter, 109 thousand were postpaid clients, the highest figure in three years. On the fixed-line platform we gained 172 thousand RGUs, as broadband net adds shot up by 165 thousand, taking the total net adds for the year to 464 thousand.

Service revenue +4.9% YoY

Revenue was up slightly from the year-earlier quarter to 84.4 billion pesos, with service revenue expanding 4.9%, somewhat faster than the 4.3% pace observed the prior quarter. Sequentially service revenue growth remained roughly constant on the mobile platform at 4.5%, but it continued to accelerate on the fixed-line segment, to a 5.9% pace compared to the 3.6% one observed in the third quarter.

Broadband revenue +7.2% YoY

Fixed-line revenue was buoyed by that of corporate networks, up 14.1% year-on-year, with broadband revenue expanding 7.2%. It is of note that corporate network revenue already accounts for 26.8% of our fixed-line revenue. On the mobile platform prepaid revenue was the most dynamic business line, with revenue growing 5.2%. Other revenue was down 63% reflecting the sale of towers by Telmex a year ago.

Our EBITDA was off 2.5% because of the afore-mentioned tower effect. Adjusting for it, EBITDA rose 4.9%.

INCOME STATEMENT - Mexico Millions of MxP

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Total Revenue(1)	84,447	83,786	0.8%	324,417	309,204	4.9%

Total Service Revenue	64,081	61,061	4.9%	249,958	236,884	5.5%

Total Equipment Revenue	18,735	18,337	2.2%	67,193	63,811	5.3%

Wireless Revenue	62,673	60,342	3.9%	238,266	225,359	5.7%

Service Revenue	44,039	42,142	4.5%	171,483	162,007	5.8%

Equipment Revenue	18,634	18,200	2.4%	66,783	63,352	5.4%

Fixed Line Revenue	20,143	19,056	5.7%	78,885	75,336	4.7%

Other Revenue	1,631	4,388	-62.8%	7,266	8,510	-14.6%

EBITDA	34,318	35,212	-2.5%	132,308	127,745	3.6%

% total revenue	40.6%	42.0%		40.8%	41.3%

Adjusted EBITDA(2)	34,260	32,647	4.9%	131,312	125,179	4.9%

% total revenue	40.6%	40.2%		40.6%	40.8%

EBIT	25,587	27,023	-5.3%	97,973	95,565	2.5%

% total revenue	30.3%	32.3%		30.2%	30.9%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2) Adjusted for the sale of towers in Telmex.

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Glossary

  Mexico Operating Data

	4Q23	4Q22	Var.%

Wireless Subscribers (thousands)	83,834	82,851	1.2%

Postpaid	14,998	14,650	2.4%

Prepaid	68,836	68,201	0.9%

ARPU (MxP)	176	171	3.1%

Churn (%)	3.3%	3.2%	0.1

Revenue Generating Units (RGUs)(1)	21,171	20,824	1.7%

Fixed Lines	10,682	10,799	-1.1%

Broadband	10,489	10,025	4.6%

(1) Fixed Line and Broadband.

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Glossary

Brazil

1.8M postpaid net adds and 61k new broadband accesses

Net additions for the quarter came in at 1.9 million of which 1.8 million were postpaid subscribers, this figure includes 710 thousand machine-to-machine devices. Claro’s postpaid growth is the result of significant reduction in churn, acceleration of prepaid customer migrations and clear leadership in mobile number portability. On the fixed-line platform, we connected 61 thousand broadband accesses, but disconnected 105 thousand voice lines and 129 thousand PayTV subscriptions. Our wireless base ended the year just shy of 87 million subscribers, 4.4% more than at the end of 2022, and on the fixed-line segment we had 23.1 million RGUs.

Service revenue +3.8% YoY driven by mobile service +7.1% YoY

Total revenue expanded 5.0% year-on-year to 11.7 billion reais, with service revenue rising 3.8%. On the mobile platform service revenue was up 7.1% while fixed-line service revenue remained practically unchanged from a year before even in the face of 6.3% growth of fixed-line broadband revenue. The latter came about on account of an increased number of broadband accesses, but also of ARPU increases associated with our greater share of the ultrabroadband segment.

Adjusted EBITDA +7.3% YoY

The quarter’s EBITDA reached 5.1 billion reais including 162 million reais related to the settlement with Oi on the price of the mobile business acquired by Claro. Adjusting for this one-off effect, EBITDA would have risen 7.3% taking the EBITDA margin to 41.9%, 80 basis points higher than that of the year-earlier quarter.

  INCOME STATEMENT - Brazil Millions of BrL

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Total Revenue(1)	11,718	11,155	5.0%	45,648	42,498	7.4%

Total Service Revenue	11,015	10,616	3.8%	43,396	40,886	6.1%

Wireless Revenue	6,786	6,208	9.3%	25,919	22,695	14.2%

Service Revenue	6,105	5,699	7.1%	23,797	21,181	12.4%

Equipment Revenue	682	509	33.9%	2,122	1,514	40.2%

Fixed Line Revenue	4,910	4,916	-0.1%	19,598	19,705	-0.5%

EBITDA	5,075	4,579	10.8%	19,075	17,235	10.7%

% total revenue	43.3%	41.1%		41.8%	40.6%

Adjusted EBITDA(2)	4,913	4,579	7.3%	18,913	17,235	9.7%

% total revenue	41.9%	41.1%		41.4%	40.6%

EBIT	1,893	1,647	15.0%	6,679	6,218	7.4%

% total revenue	16.2%	14.8%		14.6%	14.6%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Adjusted for the settlement with Oi on the price of the mobile business acquired by Claro.

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Glossary

Brazil Operating Data

	4Q23	4Q22	Var.%

Wireless Subscribers (thousands)	86,951	83,260	4.4%

Postpaid	51,488	46,954	9.7%

Prepaid	35,463	36,306	-2.3%

ARPU (BrL)	24	22	7.0%

Churn (%)	2.1%	4.3%	(2.2)

Revenue Generating Units (RGUs)(1)	23,089	24,136	-4.3%

 (1) Fixed Line, Broadband and Television. The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

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Glossary

Colombia

538k wireless net adds, with 456k prepaid net adds

We added 538 thousand mobile clients in the fourth quarter—83 thousand postpaids and 456 thousand prepaid subs—and finished the year with 39.2 million subs, 4.5% more than at the end of 2022. We also had 9.4 million fixed-line RGUs in Colombia after adding 27 thousand units, approximately half of which were broadband accesses.

Fixed-line service revenue accelerated to 5.9% YoY

Fourth quarter revenue was up 3.8% from a year before to 3.9 trillion Colombian pesos. Service revenue came in 0.9% above last year’s, improving slightly from 0.2% in the prior quarter. The sequential improvement stems from the fixed-line segment posting 5.9% revenue growth—compared to 1.0% in the third quarter—and mobile service revenue declining 2.3% in the face of competitive pressure and price promotions.

EBITDA margin at 41.8% of revenue

EBITDA of 1.6 trillion Colombian pesos remained practically flat relative to the year-earlier quarter, with the EBITDA margin at 41.8% of revenue.

Spectrum for 5G deployment

In December we were granted the use of 80MHz of spectrum in the 3.5GHz frequency which will allow Claro to deploy 5G technology in the country. In addition, we were granted the use of an extra 10MHz in the 2.5GHz band that will benefit the quality of our 4.5G service. We are committed to continue to improve customer experience by adopting the latest technologies to develop the fastest and most reliable network.

  INCOME STATEMENT - Colombia Billions of COP

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Total Revenue(1)	3,885	3,742	3.8%	15,154	14,857	2.0%

Total Service Revenue	2,922	2,896	0.9%	11,579	11,428	1.3%

Wireless Revenue	2,615	2,574	1.6%	10,169	10,108	0.6%

Service Revenue	1,740	1,781	-2.3%	6,894	6,893	0.0%

Equipment Revenue	875	793	10.3%	3,276	3,215	1.9%

Fixed Line Revenue	1,213	1,139	6.4%	4,790	4,640	3.3%

EBITDA	1,625	1,623	0.1%	6,321	6,358	-0.6%

% total revenue	41.8%	43.4%		41.7%	42.8%

EBIT	797	890	-10.5%	3,157	3,660	-13.8%

% total revenue	20.5%	23.8%		20.8%	24.6%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

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Colombia Operating Data

	4Q23	4Q22	Var.%

Wireless Subscribers (thousands)(1)	39,240	37,550	4.5%

Postpaid	10,217	9,695	5.4%

Prepaid	29,023	27,855	4.2%

ARPU (COP)	14,977	16,072	-6.8%

Churn (%)	3.6%	3.6%	(0.0)

Revenue Generating Units (RGUs)(2)	9,440	9,248	2.1%

(1) Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
(2) Fixed Line, Broadband and Television.

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Glossary

Peru

73k postpaid net adds

We gained 73 thousand new postpaid subscribers in the fourth quarter and disconnected ten thousand prepaids, with our subscriber base reaching 12.5 million subs at the end of December. On the fixed-line segment, we registered 34 thousand net disconnections of voice accesses with not much change in the other segments, ending the year with 1.9 million fixed-line RGUs.

Service revenue +3.0% YoY with fixed-line services +4.4% YoY

Revenue totaled 1.6 billion soles declining 9.2% year-on-year; the annual comparison is affected by the sale of towers that was booked in the fourth quarter of 2022. Service revenue was up 3.0% as fixed-line service revenue accelerated to a 4.4% pace from 2.7% in the third quarter. Corporate networks revenue increased 14.2% while broadband revenue rose 6.3% annually. In the mobile segment service revenue growth of 2.6% was mostly driven by postpaid revenue, up 3.3%.

Adjusted EBITDA +6.7% YoY

EBITDA for the period, 599 million Peruvian soles, was 6.7% higher—adjusting for the effect of tower sales a year before—than that of the year-earlier quarter. The EBITDA margin jumped 2.8 percentage points to 37.4%.

INCOME STATEMENT - Peru Millions of Soles

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Total Revenue(1)	1,604	1,766	-9.2%	7,226	6,546	10.4%

Total Service Revenue	1,248	1,211	3.0%	4,892	4,693	4.2%

Wireless Revenue	1,268	1,306	-2.9%	5,090	5,185	-1.8%

Service Revenue	935	911	2.6%	3,679	3,515	4.6%

Equipment Revenue	334	395	-15.5%	1,412	1,670	-15.5%

Fixed Line Revenue	314	300	4.4%	1,214	1,178	3.1%

Other Revenue	22	160	-86.5%	922	183	n.m.

EBITDA	599	638	-6.1%	2,948	2,240	31.6%

% total revenue	37.4%	36.1%		40.8%	34.2%

Adjusted EBITDA(2)	599	562	6.7%	2,299	2,163	6.3%

% total revenue	37.4%	34.6%		36.2%	33.8%

EBIT	277	329	-15.7%	1,651	1,040	58.8%

% total revenue	17.3%	18.6%		22.8%	15.9%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2) Adjusted for the sale of towers in 2022.

n.m. Not meaningful.

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Peru Operating Data

	4Q23	4Q22	Var.%

Wireless Subscribers (thousands)	12,510	12,338	1.4%

Postpaid	5,981	5,636	6.1%

Prepaid	6,529	6,702	-2.6%

ARPU (Sol)	25	25	1.6%

Churn (%)	4.2%	4.4%	(0.2)

Revenue Generating Units (RGUs)(1)	1,913	1,994	-4.1%

(1) Fixed Line, Broadband and Television.

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Glossary

Ecuador

65k wireless net adds

We added 65 thousand mobile subscribers in the fourth quarter, 15 thousand of which were postpaid, ending the year with 9.4 million subs, 4.4% more than a year before. On the fixed-line platform we connected ten thousand new broadband accesses but disconnected five thousand voice lines, closing December with 560 thousand fixed-line RGUs.

Postpaid revenue growth +2.4% YoY

We faced during the quarter certain economic and security challenges that have had an impact on the quarter’s operating and financial performance. Service revenue came in 0.3% below that of last year mirroring the decline in mobile revenue as postpaid revenue growth of 2.4% failed to compensate a 3.6% decline in prepaid revenue. Additionally, fixed-line service revenue was off 0.7% year-over-year, in spite of the double digit growth of revenue from both corporate networks and PayTV services, which still account for a small share of total service revenue.

Adjusted EBITDA +4.8% YoY

EBITDA came in at 129 million dollars, a 4.8% year-on-year increase, correcting for one-offs booked in the fourth quarter of last year related to the freeing-up of reserves associated with certain payment obligations. Relative to revenue, the margin expanded 180 basis points (2.1 percentage points on an adjusted basis) to 48.5%. The increase in EBITDA is the result of extraordinary efforts to control expenses.

INCOME STATEMENT - Ecuador Millions of Dollars

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Total Revenue(1)	266	284	-6.2%	1,045	1,049	-0.5%

Total Service Revenue	231	232	-0.3%	914	906	0.8%

Wireless Revenue	237	239	-0.8%	934	922	1.3%

Service Revenue	205	205	-0.2%	809	800	1.0%

Equipment Revenue	32	34	-4.6%	125	121	2.8%

Fixed Line Revenue	27	27	-0.9%	107	109	-1.5%

Other Revenue	3	18	-85.4%	4	19	-78.3%

EBITDA	129	132	-2.5%	505	488	3.5%

% total revenue	48.5%	46.6%		48.4%	46.5%

Adjusted EBITDA(2)	129	123	4.8%	505	479	5.5%

% total revenue	48.5%	46.3%		48.4%	46.4%

EBIT	94	75	25.3%	303	286	5.9%

% total revenue	35.2%	26.3%		29.0%	27.3%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2) Adjusted for one-offs booked in the fourth quarter of 2022 related to the freeing-up of reserves associated with certain payment obligations.

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Ecuador Operating Data

	4Q23	4Q22	Var.%

Wireless Subscribers (thousands)	9,426	9,028	4.4%

Postpaid	2,282	2,204	3.5%

Prepaid	7,144	6,823	4.7%

ARPU (US$)	7	8	-4.7%

Churn (%)	3.2%	3.1%	0.1

Revenue Generating Units (RGUs)(1)	560	614	-8.9%

(1) Fixed Line, Broadband and Television.

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Glossary

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

402k wireless net adds

We added 402 thousand wireless subscribers in the quarter, 124 thousand were contract clients. Our wireless base ended the period with 24.9 million subs, 4.4% more than a year before. On the fixed segment we continue to see strong momentum for broadband where we connected 51 thousand new accesses in the quarter taking the total adds to 125 thousand RGUs. Our base was up 26.1% over the year to 3.2 million RGUS.

Service revenue -6.0% YoY

Revenue came in 10.7% below last year’s service revenue that fell 6.0% in real terms. Growth on the fixed-line platform of 4.2%—supported by broadband and PayTV revenue—was offset out by the decline in mobile service revenue.

Devaluation of the currency affected dollar denominated costs

The quarter’s EBITDA fell 12.5% following the decline in revenue and exacerbated by the devaluation of the Argentinean peso that affected, in an important manner, our dollar denominated costs. The EBITDA margin for the period stood at 38.5% down from 39.3% in the last quarter of 2022.

In a public auction conducted in October, we were granted the use of 100MHz of spectrum in the 3300-3400MHz frequency to deploy 5G networks in Argentina.

INCOME STATEMENT - Argentina Millions of Constant ARS as of December 2023

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Total Revenue(1)	210,592	235,884	-10.7%	903,737	984,416	-8.2%

Total Service Revenue	172,608	183,643	-6.0%	729,668	775,042	-5.9%

Wireless Revenue	178,915	204,942	-12.7%	775,976	866,077	-10.4%

Service Revenue	141,151	153,467	-8.0%	603,366	659,347	-8.5%

Equipment Revenue	37,763	51,475	-26.6%	172,610	206,729	-16.5%

Fixed Line Revenue	31,457	30,175	4.2%	126,302	115,695	9.2%

EBITDA	81,085	92,716	-12.5%	354,683	395,235	-10.3%

% total revenue	38.5%	39.3%		39.2%	40.1%

EBIT	68,236	70,840	-3.7%	297,319	315,933	-5.9%

% total revenue	32.4%	30.0%		32.9%	32.1%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

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Argentina Operating Data

	4Q23	4Q22	Var.%

Wireless Subscribers (thousands)	24,928	23,875	4.4%

Postpaid	9,448	9,159	3.2%

Prepaid	15,480	14,716	5.2%

ARPU (ARS)	1,582	666	137.6%

Churn (%)	1.2%	1.3%	(0.1)

Revenue Generating Units (RGUs)(1)	3,212	2,547	26.1%

(1) Fixed Line, Broadband and Television.

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Glossary

Central America

319k wireless net adds and 89k new fixed RGUs

Net additions in Central America added up to 319 thousand in the quarter; this figure includes 50 thousand postpaid subscribers. At the end of December we had a total of 17.3 million wireless subs, 3.6% more than a year before. We had net gains of 89 thousand fixed-line RGUs—including 37 thousand broadband accesses and 31 thousand PayTV subscriptions—to finish December with 4.9 million fixed RGUs.

Service revenue +8.4% YoY

Fourth quarter revenue increased 6.2% over the year to 635 million dollars. Service revenue growth accelerated from 8.0% in the third quarter to 8.4% in the current period on the back of 10.7% mobile service revenue growth, with each quarter over the last year posting faster growth than the precedent quarter. Fixed-line revenue increased 4.1% buoyed by corporate networks and broadband revenue, both of which observed their fastest pace of expansion over the last quarters. These services had been accelerating their rate of growth all throughout the year, as was the case with mobile service revenue.

EBITDA +6.6% YoY

Solid revenue growth on both platforms brought about a 6.6% increase in fourth quarter EBITDA that totaled 271 million dollars. The EBITDA margin for the period stood at 42.7% of revenue, 20 basis points higher than a year before.

INCOME STATEMENT - Central America Millions of Dollars

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Total Revenue(1)	635	598	6.2%	2,477	2,338	5.9%

Total Service Revenue	558	515	8.4%	2,159	2,014	7.2%

Wireless Revenue	438	407	7.6%	1,700	1,581	7.5%

Service Revenue	372	336	10.7%	1,423	1,305	9.1%

Equipment Revenue	66	71	-7.1%	277	276	0.1%

Fixed Line Revenue	192	186	3.0%	760	737	3.2%

EBITDA	271	254	6.6%	1,041	1,012	2.8%

% total revenue	42.7%	42.5%		42.0%	43.3%

EBIT	132	110	19.8%	492	518	-4.9%

% total revenue	20.8%	18.4%		19.9%	22.1%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues includes other revenue.

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América
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Consolidated

Mexico

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Colombia

Other South
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Central
America and
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Austria

Other
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Currency
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Rates

Appendix

Glossary

Central America Operating Data

	4Q23	4Q22	Var.%

Wireless Subscribers (thousands)	17,266	16,673	3.6%

Postpaid	2,592	2,378	9.0%

Prepaid	14,674	14,296	2.6%

ARPU (US$)	7	7	6.4%

Churn (%)	5.7%	5.9%	(0.3)

Revenue Generating Units (RGUs)(1)	4,923	4,624	6.5%

(1) Fixed Line, Broadband and Television.

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América
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Consolidated

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Appendix

Glossary

Caribbean

67k wireless net adds, 55k coming from the Dominican Republic

We added 67 thousand new wireless subscribers in the islands, 55 thousand in the Dominican Republic and 12 thousand in Puerto Rico. We ended December with 7.6 million subs altogether, 3.4% more than a year before. On the fixed-line platform we finished the year with 2.8 million RGUs after connecting 18 thousand new RGUs, of which 13 thousand were broadband accesses.

Service revenue +3.8% YoY and EBITDA +3.4% YoY in the Dominican Republic

Total revenue in the Dominican Republic was up 3.5% on the back of service revenue that rose 3.8%; accelerating from 3.4% in the prior quarter. Mobile service revenue increased 4.3% and the one from the fixed-line platform expanded 3.1%, almost twice as rapidly as in the prior quarter. EBITDA increased 1.0% as compared to the same period of 2022. The annual comparison is affected by a restatement of a depreciation charge of certain assets, organic EBITDA growth was 3.4% with an EBITDA margin of 51.1%.

EBITDA margin at 16% of revenue in Puerto Rico

In Puerto Rico we booked revenue of 232 million dollars in the quarter. Service revenue was down 2.3% compared to last year with declines in both platforms. EBITDA—adjusted by extraordinary revenue booked both in the fourth quarter 2023 and in the same period of last year—was up 34.2% with the adjusted margin reaching 16.1% of revenue.

INCOME STATEMENT - Caribbean Millions of Dollars

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Total Revenue(1)	503	584	-14.0%	2,087	2,033	2.7%

Total Service Revenue	431	436	-1.2%	1,717	1,716	0.1%

Wireless Revenue	318	316	0.5%	1,237	1,241	-0.3%

Service Revenue	253	255	-0.8%	1,013	1,011	0.2%

Equipment Revenue	65	61	6.1%	224	229	-2.4%

Fixed Line Revenue	183	184	-0.8%	719	715	0.6%

EBITDA	191	293	-34.8%	831	835	-0.5%

% total revenue	38.0%	50.1%		39.8%	41.1%

Adjusted EBITDA(2)	176	167	5.6%	730	709	3.0%

% total revenue	35.0%	33.4%		37.3%	36.4%

EBIT	83	204	-59.1%	430	485	-11.3%

% total revenue	16.6%	34.9%		20.6%	23.9%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

(2) Adjusted for the sale of towers in The Dominican Republic in 2023 and an extraordinary revenue booked in Puerto Rico in 2022 and 2023.

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Consolidated

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Appendix

Glossary

Caribbean Operating Data

	4Q23	4Q22	Var.%

Wireless Subscribers (thousands)	7,592	7,345	3.4%

Postpaid	2,243	2,177	3.0%

Prepaid	5,349	5,168	3.5%

ARPU (US$)	11	12	-4.2%

Churn (%)	3.2%	3.2%	(0.0)

Revenue Generating Units (RGUs)(1)	2,787	2,774	0.5%

(1) Fixed Line, Broadband and Television.

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Consolidated

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Appendix

Glossary

Austria

318k wireless net adds

We registered wireless net additions of 318 thousand in Austria most of which originated in the machine-to-machine business. We finished the year with 10.2 million wireless subscribers which is 14.1% more than a year before. On the fixed-line segment we reached 2.8 million fixed-line RGUs having disconnected 24 thousand RGUs, most of them voice lines.

Wireless service revenue +3.3% YoY

Fourth quarter revenue totaled 714 million euros, 0.6% higher than that of a year before, with service revenue rising 1.8% year-on-year. Wireless service revenue rose 3.3% whereas fixed-line service revenue increased 0.6%. PayTV revenue rose 11.6% while revenue from broadband and corporate networks increased 2.4% and 2.0%, respectively.

EBITDA margin of 37.5% of revenue

EBITDA for the quarter was 276 million euros, up 12.9% year-on-year. This figure includes the reversal of a duties booked the prior quarter associated with the tower spin-off. Adjusting for this effect, EBITDA growth was practically flat and the margin would have been equivalent to 37.5% of revenue.

INCOME STATEMENT - Austria Millions of Euros

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Total Revenue(1)	714	710	0.6%	2,798	2,752	1.7%

Total Service Revenue	626	615	1.8%	2,463	2,414	2.0%

Wireless Revenue	332	326	1.9%	1,287	1,248	3.1%

Service Revenue	272	263	3.3%	1,070	1,032	3.7%

Equipment Revenue	60	63	-4.4%	217	217	0.0%

Fixed Line Revenue	370	372	-0.6%	1,461	1,452	0.6%

EBITDA	276	245	12.9%	1,064	1,040	2.3%

% total revenue	38.7%	34.5%		38.0%	37.8%

Adjusted EBITDA(2)	268	268	-0.1%	1,115	1,113	0.2%

% total revenue	37.5%	37.8%		39.9%	40.4%

EBIT	118	112	5.3%	493	495	-0.5%

% total revenue	16.5%	15.8%		17.6%	18.0%

For further detail please visit www.a1.group/en/investor-relations

(1) Total revenue includes other revenue.

(2) Adjusted for the reversal of duties associated with the tower spin-off in 4Q23. Excludes restructuring charges.

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Appendix

Glossary

Austria Operating Data

	4Q23	4Q22	Var.%

Wireless Subscribers (thousands)	5,127	5,157	-0.6%

Postpaid	4,070	4,074	-0.1%

Prepaid	1,056	1,083	-2.5%

A1 Digital Subscribers (thousands)	5,108	3,816	33.9%

ARPU (Euros)(1)	18	17	3.7%

Churn (%)(1)	1.3%	1.2%	0.1

Revenue Generating Units (RGUs)(2)	2,847	2,946	-3.4%

(1) Does not include A1 Digital subscribers.

(2) Fixed Line, Broadband and Television.

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Appendix

Glossary

Other European

62k postpaid net adds and 25k new broadband accesses

Altogether we gained 62 thousand postpaid subscribers in Eastern Europe but disconnected 266 thousand prepaids bringing our wireless base to just over 15 million mobile subscribers. On the fixed-line platform Bulgaria and Belarus led the way. We connected 25 thousand new broadband accesses and the same number of PayTV units, but disconnected five thousand voice lines. At the end of December we had 3.4 million fixed-line RGUs, 5.1% more than a year before.

Fixed-line service revenue +14.5% YoY

Total revenue reached 661 million euros, 4.3% more than a year before, on the back of fixed-line service revenue that expanded 14.5% as mobile revenue growth was flat. Corporate networks revenue is the most dynamic business line rising 30.2% followed by broadband revenue, up 13.6% annually. The annual comparison in the financials is affected by the 26.1% devaluation of the Belarusian ruble in the fourth quarter: at constant exchange rates service revenue growth was 9.9%.

EBITDA +7.9% YoY

EBITDA was up 7.9% in euros—15.5% at constant exchange rates—as a result of strong top line growth and cost controls. The margin for the period stood at 33.2% of revenue, up 1.1 percentage points.

INCOME STATEMENT - Other European Millions of Euros

	4Q23	4Q22	Var.%	Jan-Dec 23	Jan-Dec 22	Var.%

Total Revenue(1)	661	633	4.3%	2,484	2,286	8.7%

Total Service Revenue	489	470	4.0%	1,911	1,778	7.5%

Wireless Revenue	469	467	0.3%	1,821	1,732	5.1%

Service Revenue	342	341	0.1%	1,368	1,315	4.0%

Equipment Revenue	127	126	0.9%	453	417	8.7%

Fixed Line Revenue	179	155	15.2%	616	511	20.5%

EBITDA	219	203	7.9%	915	849	7.8%

% total revenue	33.2%	32.0%		36.8%	37.1%

EBIT	99	90	10.5%	478	432	10.8%

% total revenue	15.0%	14.2%		19.3%	18.9%

For further detail please visit www.a1.group/en/investor-relations

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

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Appendix

Glossary

Other European Operating Data

	4Q23	4Q22	Var.%

Wireless Subscribers (thousands)	15,011	14,924	0.6%

Postpaid	12,333	12,186	1.2%

Prepaid	2,678	2,739	-2.2%

ARPU (Euros)	8	7	4.6%

Churn (%)	2.2%	2.1%	0.1

Revenue Generating Units (RGUs)(1)	3,423	3,257	5.1%

(1) Fixed Line, Broadband and Television.

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Appendix

Glossary

Exchange Rates Local Currency Units per MxP

	4Q23	4Q22	Var. %	Jan-Dec 23	Jan-Dec 22	Var. %

Euro

End of Period	0.0653	0.0551	18.5%	0.0653	0.0551	18.5%

Average	0.0613	0.0518	18.2%	0.0609	0.0524	16.2%

USD

End of Period	0.0592	0.0515	14.9%	0.0592	0.0515	14.9%

Average	0.0569	0.0507	12.1%	0.0563	0.0497	13.3%

Brazilean Real

End of Period	0.2866	0.2688	6.6%	0.2866	0.2688	6.6%

Average	0.2818	0.2666	5.7%	0.2813	0.2565	9.7%

Argentinean Peso

End of Period	47.8557	9.1252	424.4%	47.8557	9.1252	424.4%

Average	25.4096	8.2286	208.8%	16.6551	6.4865	156.8%

Colombian Peso

End of Period	226.2438	247.7658	-8.7%	226.2438	247.7658	-8.7%

Average	231.7967	243.9310	-5.0%	243.8049	211.2658	15.4%

Guatemalan Quetzal

End of Period	0.4633	0.4045	14.6%	0.4633	0.4045	14.6%

Average	0.4455	0.3982	11.9%	0.4410	0.3850	14.6%

Peruvian Sol

End of Period	0.2198	0.1968	11.7%	0.2198	0.1968	11.7%

Average	0.2153	0.1979	8.8%	0.2110	0.1907	10.6%

Dominican Republic Peso

End of Period	3.4564	2.9107	18.7%	3.4564	2.9107	18.7%

Average	3.2514	2.7829	16.8%	3.1631	2.7426	15.3%

Belarusian Ruble

End of Period	0.1627	0.1416	14.9%	0.1627	0.1416	14.9%

Average	0.1564	0.1394	12.1%	0.1547	0.1352	14.4%

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Rates

Appendix

Glossary

Exchange Rates Local Currency Units per USD

	4Q23	4Q22	Var. %	Jan-Dec 23	Jan-Dec 22	Var. %

Euro

End of Period	1.1039	1.0705	3.1%	1.1039	1.0705	3.1%

Average	1.0767	1.0216	5.4%	1.0815	1.0543	2.6%

Mexican Peso

End of Period	16.8935	19.4143	-13.0%	16.8935	19.4143	-13.0%

Average	17.5770	19.7122	-10.8%	17.7617	20.1283	-11.8%

Brazilean Real

End of Period	4.8413	5.2177	-7.2%	4.8413	5.2177	-7.2%

Average	4.9530	5.2546	-5.7%	4.9959	5.1625	-3.2%

Argentinean Peso

End of Period	808.4500	177.1600	356.3%	808.4500	177.1600	356.3%

Average	446.6248	162.2034	175.3%	295.8217	130.5631	126.6%

Colombian Peso

End of Period	3,822.0500	4,810.2000	-20.5%	3,822.0500	4,810.2000	-20.5%

Average	4,074.2883	4,808.4075	-15.3%	4,330.3837	4,252.4255	1.8%

Guatemalan Quetzal

End of Period	7.8270	7.8522	-0.3%	7.8270	7.8522	-0.3%

Average	7.8314	7.8491	-0.2%	7.8336	7.7485	1.1%

Peruvian Sol

End of Period	3.7130	3.8200	-2.8%	3.7130	3.8200	-2.8%

Average	3.7846	3.9017	-3.0%	3.7469	3.8390	-2.4%

Dominican Republic Peso

End of Period	58.3900	56.5100	3.3%	58.3900	56.5100	3.3%

Average	57.1493	54.8567	4.2%	56.1826	55.2039	1.8%

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Appendix

Glossary

Appendix A

Financial Debt of América Móvil(1) Millions

	Dec -23	Dec -22

Peso - denominated debt (MxP)	142,607	97,134

Bonds(2)	89,927	53,554

Banks and others	52,680	43,580

U.S. Dollar - denominated debt (USD)	8,496	8,521

Bonds	8,496	8,496

Banks and others	0	25

Euro - denominated Debt (EUR)	6,542	7,045

Bonds	5,472	6,099

Commercial Paper	510	125

Banks and others	560	821

Sterling - denominated Debt (GBP)	2,200	2,200

Bonds	2,200	2,200

Reais - denominated Debt (BRL)	8,250	10,691

Bonds	8,250	9,050

Banks and others	0	1,641

Debt denominated in other currencies (MxP)(3)	16,441	10,220

Bonds	5,098	5,889

Banks and others	11,343	4,331

Total Debt (MxP)	500,677	510,589

Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	115,268	129,110

Net Debt (MxP)	385,409	381,479

(1) This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2) Includes the effect of inflation-linked debt.

(3) Includes Peruvian soles.

(4) Includes fixed income securities.

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Appendix

Glossary

América Móvil’s Income Statement Proforma(1)

Millions of Mexican pesos

	4Q23	Argentina	4Q23 w/o Argentina	4Q22	Argentina	4Q22 w/o Argentina	Jan-Dec 23	Argentina	Jan-Dec 23 w/o Argentina	Jan-Dec 22	Argentina	Jan-Dec 22 w/o Argentina

Service Revenue	164,740	-2,906	167,646	172,695	4,928	167,767	672,050	15,261	656,789	698,716	27,083	671,633

Equipment Revenue	33,417	-787	34,204	35,381	1,406	33,975	126,859	3,607	123,252	131,516	7,210	124,306

Other Revenue	2,555	-10	2,565	7,886	22	7,864	17,104	30	17,074	14,269	92	14,177

Total Revenue	200,713	-3,703	204,416	215,962	6,356	209,606	816,013	18,898	797,115	844,501	34,385	810,116

Cost of Service	49,469	-909	50,378	53,107	1,701	51,406	204,613	4,941	199,672	215,510	8,565	206,945

Cost of Equipment	29,828	-487	30,315	31,818	887	30,931	111,863	2,050	109,813	115,022	4,451	110,571

Selling, General & Administrative Expenses	41,959	-903	42,862	44,431	1,323	43,108	173,001	5,240	167,761	179,454	8,261	171,193

Others	1,191	9	1,182	1,851	108	1,743	6,966	-1	6,967	5,010	-30	5,040

Total Costs and Expenses	122,446	-2,290	124,736	131,207	4,019	127,188	496,443	12,230	484,213	514,997	21,247	493,750

EBITDA	78,267	-1,413	79,680	84,755	2,337	82,418	319,570	6,668	312,902	329,505	13,138	316,367

% of Total Revenue	39.0%	38.2%	39.0%	39.2%	36.8%	39.3%	39.2%	35.3%	39.3%	39.0%	38.2%	39.1%

Adjusted EBITDA(2)	76,656		78,069	79,598		77,261	312,361		305,693	324,348		311,210

% of Total Revenue	38.2%		38.2%	37.8%		37.8%	38.6%		38.7%	38.7%		38.7%

Depreciation & Amortization	36,459	-918	37,377	40,069	2,768	37,301	151,786	5,059	146,727	158,634	8,801	149,833

EBIT	41,808	-495	42,303	44,685	-431	45,116	167,784	1,609	166,175	170,871	4,337	166,534

% of Total Revenue	20.8%	13.4%	20.7%	20.7%	-6.8%	21.5%	20.6%	8.5%	20.8%	20.2%	12.6%	20.6%

Net Interest Expenses	9,267	-93	9,360	8,607	-46	8,653	34,917	-357	35,274	36,435	-416	36,851

Other Financial Expenses	5,502	2,281	3,221	-4,585	-177	-4,408	26,815	-10,071	36,886	19,116	-11,286	30,402

Foreign Exchange Loss	840	8,110	-7,270	4,279	3,510	769	-14,654	23,427	-38,081	-20,762	13,532	-34,294

Comprehensive Financing Cost (Income)	15,609	10,298	5,311	8,301	3,287	5,014	47,078	12,999	34,079	34,790	1,830	32,960

Income & Deferred Taxes	5,431	-2,437	7,868	10,387	-1,693	12,080	34,544	-4,760	39,304	46,044	-286	46,330

Net Income before Minority Interest and Equity Participation in Results of Affiliates	20,767	-8,356	29,123	25,998	-2,025	28,023	86,161	-6,630	92,791	90,037	2,793	87,244

Equity Participation in Results of Affiliates	-1,640	1	-1,641	-1,859	-2	-1,857	-5,372	-2	-5,370	-1,811	-2	-1,809

Minority Interest	-1,065	-4	-1,061	-1,038	-12	-1,026	-4,679	-16	-4,663	-5,347	-31	-5,316

Net Income from Continued Operations	18,062	-8,359	26,421	23,100	-2,039	25,139	76,111	-6,648	82,759	82,878	2,760	80,118

Net Income from Discontinued Operations	-	-	-	-9,391	-	-9,391	0		0	-6,719		-6,719

Net Income	18,062	-8,359	26,421	13,710	-2,039	15,749	76,111	-6,648	82,759	76,159	2,760	73,399

(1) Adjusted to reflect the deconsolidation of Claro Chile on account of the new joint venture.

(2) Adjusted for extraordinary items, particularly the sale of towers in 2023 by Telmex, Claro Peru and Claro Dominicana; and in 2022 by Telmex and Claro Peru. The release of certain provisions in Puerto Rico in 4Q22 and 4Q23, and Ecuador in 4Q22. The settlement of the price of Oi in 4Q23.

n.m. Not meaningful.

Appendix B

Effects of the Consolidation of Argentina’s Operations in 4Q23 Millions of MxP

	Exchange Rates	CPI	Revenue	EBITDA

(1) Cumulative Jan- Sep Flows in ARP at September prices			446,123	159,546

(2) Cumulative Jan-Sep Flows in MxP at the exchange rate observed end of September	0.0507		22,601	8,083

(3) Cumulative Jan-Sep Flows in ARP at December prices converted into MxP at the exchange rate observed at the end of December	0.0209	1.5516	14,465	5,173

(4) Net Difference in MxP terms of Jan-Sep Flows relative to what had been reported in Sep after considering December exchange rates			(8,136)	(2,910)

(5) Oct-Dec Flows in ARP at December prices			212,155	71,590

(6) Oct-Dec Flows in MxP converted at the end of December exchange rates	0.0209		4,433	1,497

(7) Equals 4 + 6			(3,703)	(1,413)

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

Content

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Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

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America

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America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Glossary of Terms

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2024

AMÉRICA MÓVIL, S.A.B. DE C.V.

By :	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer